Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of April 7, 2010

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: April 7, 2010	By	/s/ Daniel Salazar Ferrer, CFO

Bachoco Talks About the Impact of Earthquake on its Table Eggs Facilities

Celaya, Guanajuato, Mexico	April 07, 2010

Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE:IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today that its table eggs operation located in Mexicali, Baja California, was affected as a result of the earthquake that hit Mexico’s northwest on April, 4.

Cristobal Mondragón, Bachoco’s Chief Executive Officer, stated:  “First of all, we would like to inform that no employee was injured by the earthquake.  The earthquake partially affected almost all of the farms located in this region. Other facilities, such as feed mill and distribution centers, were practically undamaged.  The company is taking all necessary steps to reduce the negative effects and supply our customers from other production complexes.  In addition, the company is evaluating the damages to its facilities and its production process to take the fastest alternatives and quickly recover the pace of our normal operations.”

The Mexicali operation represents about 9% of the Company’s production capacity of table eggs.

Company Description

Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are chicken, eggs, swine and balanced feed. The Company’s headquarters are based in Celaya, Guanajuato, located in Mexico’s central region. Its securities are listed and traded on the BMV (Bachoco) and on the NYSE (IBA). For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.

This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy.  Actual results may differ.  Factors that could cause these projections to differ include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico, and operating cost estimates.  For more information regarding Bachoco and its outlook, please contact the Company’s Investor Relations Department.